FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2011

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

August 8, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX completes soil sampling and additional drilling at Majuba Hill copper/silver project in Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has completed an extensive soil sampling program across a surface area in excess of 5,000 x 2,500  meters (m) at its Majuba Hill copper/gold/silver project in Pershing County, Nevada.  A total of 834 soil samples were taken.  As a result of this exploration activity, additional targets have been identified and the seven hole drill program at Majuba Hill was expanded to include an additional hole on one of these new exploration targets.  A total of 1,112 meters of core drilling was completed at Majuba Hill; assay results from both programs are pending.

The results of this soil sampling will assist in identifying high priority drill targets for further drilling planned for late fall at three new untested target areas at Majuba Hill that could significantly expand the mineralized zone.  Along the northwest side of the Majuba Hill property, extensive sampling was undertaken to follow up on silver (Ag) values up to 980 g/t Ag, as well as 2% Copper (Cu), reported by Minterra Resource Corp. in 2008.   In the southern portion of the property area, sampling followed up on values of up to 792 g/t Ag reported near the site of the Last Chance Silver Mine.  The Last Chance Silver Mine is a past producing mine, where production of 40 opt silver was reported in the early 1900’s.  In addition, sampling was undertaken on the newly identified “Ball Park” target area one km east of the Copper Stope target area (where drilling was just completed), following up on previously reported sample values of 106 g/t Ag and 3.6% Cu.

The current drill program at Majuba Hill commenced in June 2011 on patented land at the Copper Stope target area, the site of the past producing Majuba Hill mine.   The drill program was designed to expand and define the extensive zones of high grade copper/silver mineralization identified during reverse-circulation drilling conducted by Minterra in 2007.  Highlights of Minterra’s drilling included 145 feet at 1.85 opt Ag and 0.49% Cu, inclusive of 15 feet at 5.1 opt Ag (hole MH-6) and 100 feet at 0.99 opt Ag, inclusive of 15 feet at 4.0 opt Ag (hole MH-5).   Of 7 holes drilled by Minterra at the Copper Stope target, 6 holes reported currently economic grades of copper/silver mineralization.  The mineralized system is currently open to the north, east and west and to depth.

MAX believes that Majuba Hill is a newly defined large scale intrusive-type porphyry system that is highly prospective for the discovery of new zones of economic copper/silver mineralization.  The site of numerous past producing mines, with historic production reported of 12% Cu (Mason Valley Copper in 1918) and silver grades up to 40 opt Ag, Majuba Hill encompasses 2,568 acres of surface and mineral rights that include patented lode mining claims.  The property lies 30 miles northwest of Coeur d'Alene's Rochester mine (which has produced 127 million ounces of silver and 1.5 million ounces of gold since 1986) and is easily accessed via 23 miles of well-maintained dirt roads leading from U.S. Interstate 80.

For more detailed information on the Majuba Hill copper/silver project, including project maps, please visit our web site at www.maxresource.com.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.  The historic information provided has not been verified by MAX and is for reference only.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals in Nevada, where four gold and silver properties are being actively explored in 2011. For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C.

V6E 3X2

August 17, 2011

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX Grants 1,625,000 Incentive Stock Options

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has agreed, subject to regulatory approval, to grant incentive stock options to directors, officers, consultants and employees on up to 1,625,000 common shares at an exercise price of $0.24 per share for a period of three years.   These options were granted to replace 1,150,000 previously granted stock options that expired unexercised on August 1, 2011.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian exploration company with a diversified portfolio of mineral exploration projects in the Western United States.  We are currently focused on precious metals in Nevada, where four gold and silver properties are being actively explored in 2011. For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (866) 331-5088 or (604) 637-2140

info@maxresource.com      www.maxresource.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  September 6, 2011

By:      /s/ Stuart Rogers

Stuart Rogers

Director